April 8, 2026

Alexander Woods-Leo
Principal Executive Officer
Invech Holdings, Inc.
1603 Capitol Ave
Suite 413 PMB 1777
Cheyenne, WY 82001

       Re: Invech Holdings, Inc.
           Registration Statement on Form S-1
           Filed April 2, 2026
           File No. 333-294854
Dear Alexander Woods-Leo:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eddie Kim at 202-551-8713 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:    Chase Chandler